Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDEND

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	Sept. 30, 2012	June 30 2012	Sept. 30, 2011	Sept. 30 2012	Sept. 30, 2011
Earnings
Income before income taxes	$975	$589	$945	$2,449	$2,928
Fixed charges, excluding interest on deposits	118	123	116	372	366
Income before income taxes and fixed charges, excluding interest on deposits	1,093	712	1,061	2,821	3,294
Interest on deposits	36	43	66	122	182
Income before income taxes and fixed charges, including interest on deposits	$1,129	$755	$1,127	$2,943	$3,476
Fixed charges
Interest expense, excluding interest on deposits	$92	$98	$87	$294	$277
One-third net rental expense (a)	26	25	29	78	89
Total fixed charges, excluding interest on deposits	118	123	116	372	366
Interest on deposits	36	43	66	122	182
Total fixed charges, including interests on deposits	$154	$166	$182	$494	$548
Preferred stock dividends	$5	$-	$-	$5	$-
Total fixed charges and preferred stock dividends, excluding interest on deposits	$123	$123	$116	$377	$366
Total fixed charges and preferred stock dividends, including interest on deposits	$159	$166	$182	$499	$548
Earnings to fixed charges ratios
Excluding interest on deposits	9.28	5.77	9.15	7.58	9.01
Including interest on deposits	7.33	4.54	6.18	5.96	6.34

Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	8.90	5.77	9.15	7.48	9.01
Including interest on deposits	7.10	4.54	6.18	5.89	6.34

(a)	The proportion deemed representative of the interest factor.
(b)	The Series A preferred stock was issued in the second quarter of 2012. Dividends were paid on the Series A preferred stock in the third quarter of 2012. The Series C preferred stock was issued after the dividends were declared in the third quarter of 2012.